Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779
412-288-1900 Phone                                                                                                Federated
FederatedInvestors.com                                                                                     World-Class Investment Manager®

May 23, 2008

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn: Sheila Stout

Dear Ms. Stout:

On April 24, 2008 I received a call from you regarding comments on the following registrants:

Federated MDT Funds	7/31/07
Federated Michigan Intermediate Municipal Trust	8/31/07
Federated Intermediate Government/Corporate Fund	8/31/07
Federated Municipal High Yield Advantage Fund	8/31/07
Federated Stock Trust	10/31/07
Federated Muni and Stock Advantage Fund	10/31/07
Federated Stock and Bond Fund, Inc.	11/30/07
Federated International Equity Fund	11/30/07
Federated International Bond Fund	11/30/07

You indicated that some of the comments are applicable to other registrants not indicated above.  You requested that the items listed below be resolved for the Fund’s next update. Following are my responses to your comments.

1.	Comment: On Federated MDT All Cap Core Fund you make reference to the “Change in Control“ exhibit to Form N-SAR, item 77. You indicated that you would like further description of why this is included.

Response: Form N-SAR Sub-Item 77H requires that:

(a) if any person has acquired control of the registrant, give the name of the person, the date and a brief description of the transaction or transactions by which the person acquired control and the percentage of voting securities of the registrant owned or other basis of control over the registrant ; and
(b) if any person has ceased to be a controlling person of the registrant, give the name of the person, the date and a brief description of the transaction or transactions by which the person ceased to have control.

“Control” is defined in the Investment Company Act of 1940 as “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company.”

The Form N-SAR Exhibit in question for MDT All Cap Core Fund was submitted to report the relevant changes in ownership of Fund shares pursuant to the requirement of Sub-Item 77H.

2.
Comment:  You make reference to several 485(a) filings for Federated International Bond Fund submitted on January 28, 2008. You indicate that 485(a) filings normally become automatically effective 60 days after filing; however there are also several 485(b) filings also made on January 28, 2008.  You asked for an explanation of these various filings.

Response:  Fund counsel (Reed Smith) received a request on January 18, 2008 from Federated Investors to make a material change to the disclosure of Federated International Bond Fund (Fund).  Federated wanted this change to be effective at the end of January 2008 and to be included in the Prospectus mailed to shareholders at the end of January 2008.  In order to accomplish this, at the direction and with the approval of Keith O’Connell, the SEC examiner who regularly reviews Federated funds’ registration statement filings, we made a 485(a) filing on January 22, received and resolved comments, filed a request for acceleration of the effective date on January 28, 2008 and then made another 485(a) filing on January 28 which served as the Fund’s annual update. A 485(b) filing made on January 28 served as the annual update of Federated International Equity Fund.

3.
Comment: You indicated that there is no auditor signature on the Report of Independent Registered Public Accounting Firm exhibit submitted on Form N-SAR for the fiscal years ended October 31, 2006 and October 31, 2007 for Federated Stock Trust.

Response: These Forms were re-filed on May 16, 2008.

4.	Comment: You indicated that there is no Report of Independent Registered Public Accounting Firm exhibit attached to Form N-SAR for Federated Intermediate Government/Corporate Fund.

Response:  This Form was re-filed on May 16, 2008.

5.
Comment: You indicated that the total return shown on the Financial Highlights (FIHI) does not match that shown in the Management Discussion of Fund Performance (MDFP) for Federated MDT All Cap Core, Large Cap Growth and Balanced Funds.

Response:  Class K Shares for these funds began being offered on December 12, 2006.  The Class K Shares adopted performance of the Fund’s Institutional Shares (IS) for the period prior to this date (adjusted for the total annual operating expenses applicable to Class K Shares).  Due to the fact that the FIHI of Class K Shares can only show a total return for the period the shares were being offered (December 12, 2006 to July 31, 2007), the returns presented therein do not match the MDFP which includes adopted performance from Class IS.

6.
Comment: You indicated that you would like further clarification of the footnote in the MDFP of Federated Michigan Intermediate Municipal Trust indicating “The shares of the Fund were redesignated as Class A Shares effective January 1, 2005.

Response:  The shares of Federated Michigan Intermediate Municipal Trust were initially not designated as Class A shares, but had all the characteristics of Class A shares.  Effective January 1, 2005, the Board for the fund approved redesignating the previously undesignated shares as Class A shares.

7.
Comment: You indicated that the “Asset Allocation” section of the MDFP of Federated MDT Balanced Fund discusses the split between equity and fixed income, however there is no discussion of the impact of registered investment companies and exchange traded funds contained in the MDFP.  You believe that due to the fact that there was a significant portion of these securities held by the Fund, they should be addressed.

Response:  Investment companies (including ETFs) are not separately discussed because they are, in themselves, merely neutral structures.  Rather, we believe the relevant information for purposes of an MDFP is the nature of the exposure gained by such investments, not the fact that the fund happened to gain this exposure through, say, an ETF rather than directly purchasing securities similar to those held in the ETF.  Accordingly, the Fund's investment in ETFs and registered investment companies was appropriately taken into account in the drafting of the Fund's MDFP because the MDFP discussion essentially "looked through" the ETFs and investment companies and instead focused on the exposure they provided to the Fund.  For example, the MDFP provides that "Within the equity allocation, . . . the allocation to international equities helped results as these investments outperformed the domestic markets." The MDFP goes on to state that "International investments slightly underperformed the MSCI EAFE Index overall, largely because the allocation to this category was increased towards the second half of the period when performance was not quite as strong.  A new allocation to emerging market equities late in the period contributed positively to relative performance."  The Fund's allocation to international equities, including the emerging market equities, was achieved through the purchase of ETFs.  The Fund also invested in emerging market fixed income securities, mortgage securities, and high yield securities through Federated internally managed core funds.  These investments helped the Fund structure its fixed income allocation.  These investments were not specifically discussed in the MDFP because the MDFP focused on the Fund's duration position which was the material factor causing underperformance verses its fixed income benchmark.

8.
Comment: You indicated that the President’s Message of Federated International Equity Fund contains a chart describing the total returns for all classes of the Fund.  The introduction to the chart indicates: “Total return performance of the fund’s 12-month reporting period, including income distributions, follows.”  However, immediately following the chart is disclosure indicating: “There were no income or capital gains distributions for each share class …”.  You believe this is confusing.

Response:  The information included in the President’s Message has been streamlined and going-forward, income distributions will no longer be included.

9.
Comment: You indicated that on many of the Federated MDT Funds and Federated Muni and Stock Advantage Fund, the Summary of Fund Expenses (SFE) is presented based on the upcoming fiscal year and does not match expenses shown on the FIHI.  You asked for an explanation.

Response: As noted in footnote one to the financial statements, the Federated MDT Funds are successors to the MDT Funds.  The MDT Funds were reorganized into Federated MDT Funds as of the close of business on
December 8, 2006.  Due to the fact that some expense categories contractually changed as a result of this reorganization, the average expenses presented on the FIHI are not indicative of the current expenses to be incurred by shareholders. Additionally, the distribution (12b-1) plan for Class A Shares of Federated Muni and Stock Advantage Fund was amended to contractually reduce the distribution (12b-1) fee from 0.25% to 0.05%.  The more accurate expense profile for Federated MDT and Federated Muni and Stock Advantage Fund would be that which is expected to be incurred for the fiscal year ending July 31, 2008 and October 31, 2008, respectively.

10.
Comment: You indicated that many MDT funds have high portfolio turnover percentages.  If this is a basic component of the principal investment strategy followed by the funds, a discussion of the impact of high turnover should be addressed in the principal risks section of the prospectus.

Response: The effects of high portfolio turnover are already disclosed in the Fund's prospectus under the section "What are the Fund's Investment Strategies" and the subsection "Portfolio Turnover.".

11.
Comment: You asked for an explanation why the contractual expense cap disclosed on the SFE for Federated MDT Small Cap Core Fund is 2.05% for Class A and 2.80% for Class B, however the differential class specific expense difference between the two classes is 0.50%.

Response: As noted in footnote one to the financial statements, the Federated MDT Funds are successors to the MDT Funds.  The contractual expense caps were established prior to the creation of the Federated MDT Funds when class specific expenses were 0.25% for Class A and 1.00% for Class B.  Even though class specific expenses are now (Federated MDT Funds) 0.50% for Class A and 1.00% for Class B, the contractual cap did not change accordingly.

12.
Comment: You asked for an explanation why the interest and trust expense for Federated Municipal High Yield Advantage Fund decreased from 0.37% in 2007 to 0.05% in 2008.  You also asked why there are two Expense Example charts for this fund.

Response:  During the fiscal year ended August 31, 2007 the portfolio contained a significant investment in secondary inverse floater structures and accordingly incurred the applicable interest and trust expense.  All but one of these securities was sold during the course of fiscal year ended August 31, 2007, thus significantly reducing the amount of interest and trust expense going forward.  Per Expense Example instruction 2(c)(ii) of Form N-1A, two expense examples are included due to the material decrease in expenses.

13.
Comment: You indicated that the portfolio of Federated Stock and Bond Fund contains a significant amount of regulated investment companies.  Because the percentage is significant, you believe there should be a discussion in the prospectus addressing the additional fees associated with this type of investment.  Additionally, you asked if the fund has some relief from section 12 to invest more than 10% in regulated investment companies.

Response:  The fee table to Federated Stock & Bond Fund contains a line item entitled "Acquired Fund Fees and Expenses" that discloses the additional fees associated with the Fund's investment in other investment companies.  In addition, in the section entitled "What are the Fund's Investment Strategies?" the Fund discloses the following:

"When selecting the underlying investments for either the fixed-income or equity portions of the Fund, the Adviser can invest directly in individual securities or may invest in other funds advised by the Adviser or its affiliates.  These funds may include funds which are not available for general investment by the public. The investment companies in which the Funds invest are managed independently of the Fund and incur additional expense.

The Fund may also purchase shares of ETFs. The shares of ETFs are listed and traded on stock exchanges at market prices. The Fund may invest in ETFs in order to achieve exposure to a specific region, commodity, country or market sector, asset class or for other reasons consistent with its investment strategy. Any investment by the Fund in other funds or ETFs is subject to duplicate expenses.  However, the Adviser believes that the benefits and efficiencies of this approach should outweigh the additional expenses."

Federated has obtained exemptive relief from the SEC that permits the Fund to invest more than 10% of its assets in investment companies.  In addition, Rules 12d1-1, 12d1-2 and 12d1-3 also provide relief from the requirements of section 12 of the 1940 Act.

14.	Comment: You indicate that the maturity dates of the portfolio holdings of Federated Muni and Stock Advantage Fund are greater than the 3-10 year target indicated in the prospectus.

Response: There is not a 3-10 year target maturity indicated in the prospectus.  The prospectus disclosure reads as follows:  “While the Fund may invest in securities of any maturity, at least a majority of the Fund’s tax-exempt portfolio will be invested in intermediate (i.e., securities with stated maturities of more than 3 years but less then 10 years) to long-term (i.e., securities with stated maturities of 10 or more years) tax-exempt securities.”

15.	Comment: You indicate that there are two preferred stocks listed on the Portfolio of Investments of Federated International Equity Fund that do not include a rate in the description.

Response: Further descriptions of dividend rate in euro or rights issuance were inadvertently excluded in the description.  Both securities have subsequently been sold from the portfolio.

16.	Comment: You indicate that there are two municipal bonds listed on the Portfolio of Investments of Federated Municipal High Yield Advantage Fund that do not include a rate in the description.

Response: A rate was inadvertently excluded for each of these securities.  Both securities have subsequently been sold from the portfolio.

17.
Comment: You asked if there is a description of partnership accounting in the Notes to Financial Statements of Federated Stock and Bond Fund and Federated Balanced Allocation Fund.  These funds hold affiliated registered investment companies organized as limited partnerships.

Response:  There is no description in the funds referenced.  Going forward, disclosure will be included if a fund invests in mutual funds organized as limited partnerships.

18.
Comment: You indicated that a redemption fee is disclosed in the financial statements of Federated MDT Small Cap Value Fund, however the Notes to Financial Statements indicate the fund does not impose redemption fees.

Response: As noted in footnote one to the financial statements, the Federated MDT Funds are successors to the MDT Funds.  Due to the fact that the MDT Funds did impose a redemption fee during the period August 1, 2006 to December 8, 2006 (date of merger into Federated MDT Funds) this amount is presented in the financial statements for the period ended July 31, 2007.

19.
Comment: You indicate that the waiver of Management Fee presented on the Summary of Fund Expense table (SFE) for Federated Municipal High Yield Advantage Fund which is required in order to comply with an Assurance of Discontinuance with the New York Attorney General appears to be voluntary.

Response: Footnote two indicates that this waiver is not voluntary.  This footnote is as follows: “The net management fee was reduced to 0.3233% effective January 1, 2006 and may not be increased until December 31, 2010.  The following sentence does indicate that in addition to reducing the net fee to 0.3233%, the adviser may voluntarily reduce the fee further; however this is separate and distinct from compliance with the Assurance of Discontinuance.

20.	Comment: You asked what guidance the Federated International Equity Fund follows in recording regulatory settlements as adjustments to capital.

Response: The Fund adheres to the preferred guidance addressed at the July 12, 2006 meeting of the AICPA Investment Companies Expert Panel indicating; “… the Expert Panel members believe that the amounts should be treated as an increase in capital and should be reported on a separate line item in the statement of changes and in the per share section of the financial highlights if material.”

21.	Comment: You indicated that securities that are defaulted as well as securities that are fair valued should be footnoted on the Portfolio of Investments.

Response:  Per section 12-12 of Regulation S-X, fair valued securities are not required to be footnoted.  However, with the recent requirements outlined in Statement of Financial Accounting Standards No. 157, required disclosure will be added to future reports regarding total values of securities which are fair valued (Level 3).  Additionally, section 12-12 only requires non-income producing securities to be footnoted.  If a portfolio security held in a Federated fund has defaulted on interest payments satisfying the guidelines of section 12-12, it will be appropriately footnoted as non-income producing.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions on my responses, please contact me at (412) 288-7045

Sincerely,

/s/ Richard A. Novak

Richard A. Novak
Treasurer